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EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated March 2, 2010 with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in an exhibit to the Annual Report (Form 40-F) as of December 31, 2009.

We also consent to the incorporation by reference in (i) the Registration Statement (Form S-8 No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc., (ii) the Registration Statement (Form S-8 No. 333-154924) pertaining to the Corporate Strategy Implementation Recognition Program of Talisman Energy Inc. and (iii) the Registration Statement (Form S-8 No. 333-159706) pertaining to the Performance Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its Affiliates, of our reports dated March 2, 2010 with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in the Annual Report (Form 40-F) of Talisman Energy Inc. as of December 31, 2009.

We also consent to the incorporation by reference in the shelf Registration Statement (Form F-9 No. 333-150058) of our report dated March 2, 2010, with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, included in the Annual Report (Form 40-F) of Talisman Energy Inc. for the year ended December 31, 2009.

Ernst & Young LLP
Calgary, Canada
March 8, 2010

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  EXHIBIT 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM